SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                  013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020        Carol L. Bernick (708) 450-3051
NEAL, GERBER & EISENBERG                    2525 Armitage Avenue
Two North LaSalle Street, Suite 2200        Melrose Park, Illinois  60160
Chicago, Illinois  60602
                             ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 12, 1996
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement,including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

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CUSIP NO. 013068200                  13D                       Page 2 of 5 Pages
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- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CAROL L. BERNICK

- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                    (a)
                                                                    (b) X
- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S. Citizen
- --------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

NUMBER OF                                            1,056,924**
                               -------------------------------------------------
                                    8      SHARED VOTING POWER
SHARES BENEFICIALLY
                                                       814,252**

                               -------------------------------------------------
OWNED BY EACH                       9      SOLE DISPOSITIVE POWER

                                                     1,056,924**
REPORTING
                               -------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
PERSON WITH
                                                        814,252**

- --------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,871,176**

- -------------------------------------------------------------------------------
    12        CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
              SHARES
                                                                             X
              * Excluded are 220,550 Class A shares (including immediately exercisable options to acquire 95,550 Class A shares) and 300,000 Class B shares held directly by Bernick's spouse. Bernick disclaims beneficial ownership of such shares.

- -------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                        15%
- --------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
- --------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.

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CUSIP NO. 013068200                  13D                       Page 3 of 5 Pages
- ----------------------                            ------------------------------


Item 1.           Security and Issuer.

Title of Class of Securities:   Class A Common Stock, .22 par value per share
                                (the "Class A shares")


Name and Address of Issuer:     Alberto-Culver Company (the "Company")
                                2525 Armitage Avenue
                                Melrose Park, IL  60160

Item 2.           Identity and Background.

(a)      Name of Person Filing: Carol L. Bernick ("Bernick")

(b)      Address:               2525 Armitage Avenue
                                Melrose Park, IL  60160

(c)      Principal Business:    Bernick, an individual, is a Director and
                                Executive    Vice-President
                                and Assistant  Secretary of
                                the Company  and  President
                                of   Alberto-Culver    USA,
                                Inc., a  subsidiary  of the
                                Company.

(d)      Prior Criminal Convictions:        None

(e)      Prior Civil Proceedings With
         Respect to Federal or State
         Securities Laws:                   None

(f)      Place of Organization:             U.S. Citizen

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable. On February 21, 1996, Bernick, as co-trustee of the LHL April, 1994 Grantor Annuity Trust (the "LHL Trust"), u/a/d 4/11/94, fbo Leonard H. Lavin, Bernick's father ("Mr. Lavin"), transferred 140,267 Class B shares to Mr. Lavin as beneficiary. Similarly, on February 21, 1996, Bernick, as co-trustee of the BEL April, 1994 Grantor Annuity Trust (the "BEL Trust"), u/a/d 4/11/94, fbo Bernice E. Lavin, Bernick's mother ("Mrs. Lavin"), transferred 140,267 Class B shares to Mrs. Lavin as beneficiary.

         On April 12, 1996, Bernick, as co-trustee of the LHL Trust, transferred 103,029, 103,029 and 103,028 Class B shares to herself as trustee or co-trustee of the KSL GRAT Trust, u/a/d 9/15/93, fbo of her sister (the "KSL Trust"), the SJL GRAT Trust, u/a/d 9/15/93, fbo of her brother ("the SJL Trust"), and the CLB GRAT Trust, u/a/d 9/15/93, fbo of herself (the "CLB Trust"), respectively. Lastly, on April 12, 1996, Bernick, as co-trustee of the BEL Trust, transferred 103,029, 103,028 and 103,029 Class B shares to herself as trustee or co-trustee of the KSL Trust, SJL Trust and CLB Trust, respectively.

Item 4.           Purpose of Transaction.

         Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. None of the securities were acquired for the purpose of effecting any of the actions listed in this item.

Item 5.           Interest in Securities of the Issuer.

         (a)               (i)  Amount  of  Class A Shares  Beneficially  Owned:
                           1,871,176 shares total: 219,204 Class A shares (includes 142,966 shares subject to immediately exercisable options) and 180,104 Class B shares held directly; 303,808 Class B shares held as co-trustee of the CLB Trust; 303,808 Class B shares held as trustee of the KSL Trust; 303,808 Class B shares held as trustee of the SJL Trust; 50,000 shares held as trustee of an insurance trust; 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a

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CUSIP NO. 013068200                  13D                       Page 4 of 5 Pages
- ----------------------                            ------------------------------
                           trust for Bernick's benefit; 278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Bernick is the Vice President and a Director); and 20,000 Class A shares held by the Carol and Howard Bernick Supporting Foundation (a charitable foundation of which Bernick is the Vice President, Secretary and a Director).

                  (ii) Percentage of Class A Shares Beneficially Owned: 15% total: 3.52% directly; 2.68% as co-trustee of the CLB Trust; 2.68% as trustee of the KSL Trust; 2.68% as trustee of the SJL Trust; .45% as trustee of an insurance trust; 1.79% as co-trustee of a trust for Bernick's benefit; 2.63% by Lavin Family Foundation; and .12% by the Carol and Howard Bernick Supporting Foundation (based on 11,029,450 Class A shares outstanding as of March 31, 1996).**

                  ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

         (b)      Number of Shares as to Which Such Person Has:

           (i)    Sole power to vote:                          1,056,924
           (ii)   Shared power to vote:                          814,252(1)
           (iii)  Sole power to dispose:                       1,056,924
           (iv)   Shared power to dispose                        814,252(1)

(1) Bernick shares the power to vote and dispose of the 278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 50,100 Class A shares and 150,300 Class B shares held by such trust with Mrs. Lavin as co-trustee and Bernick shares the power to vote and dispose of 20,000 Class A shares held by the Carol and Howard Bernick Supporting Foundation with Howard Bernick, her husband as well as other members of the Board of the Directors of this Foundation. Bernick shares the power to vote and dispose of the shares in the CLB Trust with Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

(i) Name of Person:      (1)   Leonard H. Lavin
                         (2)   Bernice E. Lavin
                         (3)   Howard B. Bernick
                         (4)   Marshall E. Eisenberg

(ii)Address:         (1),(2)           2525 Armitage Avenue
                     and (3)           Melrose Park, Illinois  61060

                         (4)           Neal, Gerber & Eisenberg
                                       Two North LaSalle St., Suite 2200
                                       Chicago, Illinois 60602

(iii)Principal           (1)           Leonard H. Lavin, an individual,
     Business:                         is a Director and the Chairman of
                                       the Company.

                         (2) Bernice E. Lavin, an individual, is a Director and Vice Chairman, Secretary and Treasurer of the Company.

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CUSIP NO. 013068200                  13D                       Page 3 of 5 Pages
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                          (3)         Howard B. Bernick, an individual,
                                      is a Director and the President
                                      and Chief Executive Officer of the
                                      Company.

                          (4)         Marshall E. Eisenberg, an
                                      individual, is an attorney and a
                                      partner in the law firm, Neal,
                                      Gerber & Eisenberg, Chicago,
                                      Illinois.

(iv)     Prior Criminal
         Convictions:                 None.

 (v)     Prior Civil
         Proceedings With
         Respect to Federal
         or State Securities
         Laws:                        None.

(vi)     Place of Organization:       U.S. Citizen.

         An additional 220,550 Class A shares (including 95,550 shares subject to immediately exercisable stock options) and 300,000 Class B shares are held in the name of Bernick's husband. Bernick disclaims beneficial ownership of such shares and they are not included above.

         (c) On February 5 and 6, 1996, Bernick sold 11,640 and 27,300 Class A shares, respectively, at a price of $32.484 and $32.35, respectively, in open market transactions.

         (d)      None.

         (e)      None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                                              SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 16, 1996



Signature:   /s/ Carol L. Bernick

Name/Title:                Carol L. Bernick, Individually; and
                           as trustee or co-trustee of various
                           trusts for her benefit or the benefit
                           of her siblings.